UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
            | | Form 10-K |_| Form 11-K |_| Form 20-F | X | Form 10-Q

                      For Period Ended: September 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                          AMERICAN UNITED GLOBAL, INC.
                             Full Name of Registrant

                             108 VILLAGE SQUARE #327

            Address of Principal Executive Office (Street and Number)

                             SOMERS, NEW YORK, 10589
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its form 10-Q within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from finalizing the consolidating and consolidated financial statements and from completing the Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David M. Barnes                                (425) 503-9400
----------------                                --------------
   (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). | X | Yes | |

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X | Yes | | No

      For the quarter ended September 30, 2004, the registrant had revenues of $-0- and net loss of $356,000. For the quarter ended September 30, 2005, the registrant currently estimates that it had revenues of approximately $-0- and net income of approximately $1,910,000, which includes a gain on the sale of securities of $2,162,000. Results for the quarter ended September 30, 2005 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. The main reasons for this increase in net income can be attributed to the sale of securities by the Company.

                          AMERICAN UNITED GLOBAL, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005           By: /s/ David M. Barnes
                                  ----------------------------------------------
                                  David M. Barnes
                                  Chief Financial Officer